UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	March 31, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

DPCM Capital, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

382 NE 191 Street, #24148
Address of Principal Executive Office (Street and Number)

Miami, FL 33179
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DPCM Capital, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021 (the “Form 10-Q”) by the prescribed due date for the reasons described below.

On April 12, 2021, the Staff of the U.S. Securities and Exchange Commission (the “SEC”) issued the “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”), which clarified guidance for all SPAC-related companies regarding accounting and reporting for their warrants. The Company is in the process of re-evaluating the accounting treatment of its warrants as equity and determining whether, based on the SEC Statement, any of such warrants should be, and should previously have been, classified as a liability measured at fair value, with non-cash fair value adjustments recorded in earnings at each reporting period.

The Company is currently determining the extent of the SEC Statement’s impact on its financial statements, including the financial statements included in the Form 10-Q and the financial statements for the period from March 24, 2020 (inception) through December 31, 2020 included in the Company’s Annual Report on Form 10-K, filed with the SEC on March 31, 2021 (the “Original Form 10-K”). The Company is working with its accountants and independent registered public accounting firm to determine whether the financial statements included in the Original Form 10-K should be restated.

As a result, additional time is needed for the Company to complete the Form 10-Q and permit the Company’s independent registered public accounting firm to complete its review. The Company is working diligently to complete the Form 10-Q as soon as possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Ignacio Tzoumas	(305)	857-5086
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DPCM Capital, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 18, 2021	By	/s/ Ignacio Tzoumas
Ignacio Tzoumas
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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